Remote Dynamics, Inc.
200 Chisholm Place, Suite 120
Plano, TX 75075

March 13, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:	Celeste M. Murphy
Legal Branch Chief

Re:	Remote Dynamics, Inc.
Preliminary Information Statement on Schedule 14C
Filed March 5, 2009
File No. 0-26140

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated March 12, 2009 (the “Comment Letter”) relating to the Preliminary Information Statement (the “Information Statement”) of Remote Dynamics, Inc. (the “Company”) The answers set forth herein refer to each of the Staffs' comments by number.  We are filing herewith a Preliminary Revised Information Statement reflecting our responses to the Staff’s comments.

1.
Revise your disclosure to clarify how many shares of newly authorized common stock management intends to issue in connection with the payments of amounts due under or the conversion of your outstanding convertible securities and the exercise of your outstanding warrants.

Response

We have revised the section of the Information Statement entitled “PROPOSAL 1-AMENDMENT TO CERTIFICATE OF INCORPORATION- DOES THE COMPANY HAVE PLANS TO ISSUE ADDITIONAL SHARES OF COMMON STOCK?” to state that we anticipate that we will issue the full number of newly authorized shares of common stock in payment of   amounts due under, or in connection with the conversion of, our outstanding convertible securities.

Securities and Exchange Commission
March  13, 2009
Page of 2

2.
Please revise your disclosure to address the possible consequences of issuing the newly authorized shares, including dilution to existing shareholders, the impact on the stock price, and any anti-takeover effects.

Response

We have added a section of the Information Statement entitled “PROPOSAL 1-AMENDMENT TO CERTIFICATE OF INCORPORATION- WHAT EFFECT WILL THE INCREASE IN OUR AUTHORIZED SHARES HAVE ON EXISTING STOCKHOLDERS?” to address this comment.

3.
We note your statement that as of the record date you were obligated to reserve a total of 215,357,855,984 shares of common stock for issuance in respect of certain securities.  However, we note that the amendment to your Amended and Restated Certificate of Incorporation contemplated by this information statement only increases the authorized shares of common stock of the company to 15,000,000,000 shares.   Please explain how management determined the number of authorized shares to be approved in connection with this information statement.  Disclose whether management anticipates further increasing the company’s authorized common stock in order to fulfill the obligations under your outstanding securities.

Response

We have revised the section of the Information Statement entitled “PROPOSAL 1-AMENDMENT TO CERTIFICATE OF INCORPORATION- WHAT IS THE PURPOSE OF THE AMENDMENT?” to discuss management’s determination of the number of authorized shares to be approved and the circumstances under which management anticipates further increases will be required.

We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter.  Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ David Walters
David Walters
Chairman